SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Getaround Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G101

(CUSIP Number)

Jason Mudrick Mudrick Capital Management, L.P. 527 Madison Avenue, 6th Floor New York, New York 10022 (646) 747-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,204,887(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,204,887(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,204,887(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 266,156 shares of common stock (“Common Stock”) of Getaround, Inc. (the “Issuer”), (ii) 19,938,731 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 119,256,940 shares of Common Stock outstanding, which includes (i) 92,318,209 shares of Common Stock outstanding as of the date of this Amendment No. 2, based on information provided by the Issuer (the “Outstanding Shares”), (ii) 19,938,731 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,204,887(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,204,887(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,204,887(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 19,938,731 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 119,256,940 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 19,938,731 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Jason Mudrick
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 27,204,887(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 27,204,887(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,204,887(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(2)
(14)	TYPE OF REPORTING PERSON IN

(1)       Includes (i) 266,156 shares of Common Stock, (ii) 19,938,731 shares of Common Stock issuable upon conversion of Convertible Notes, and (ii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.

(2)       Based on 119,256,940 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 19,938,731 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Fund Global, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,782,881(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,782,881(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,881(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Includes (i) 66,362 shares of Common Stock, (ii) 4,971,239 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 99,034,728 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 4,971,239 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,782,881(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,782,881(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,881(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.

(2)       Based on 99,034,728 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 4,971,239 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Fund Global, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 4,583,480(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 4,583,480(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,583,480(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 44,842 shares of Common Stock, (ii) 3,359,278 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 96,856,847 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 3,359,278 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 448,336(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 448,336(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,336(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 4,386 shares of Common Stock, (ii) 328,590 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 92,762,159 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 328,590 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity Drawdown Fund II GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,031,816(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,031,816(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,816(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(2)       Based on 97,300,797 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 3,687,868 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,150,844(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,150,844(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,844(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 11,259 shares of Common Stock, (ii) 843,465 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,457,794 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 843,465 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,150,844(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,150,844(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,844(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(2)       Based on 93,457,794 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 843,465 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 948,595(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 948,595(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,595(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 9,280 shares of Common Stock, (ii) 695,235 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,257,524 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 695,235 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Distressed Opportunity SIF GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 948,595(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 948,595(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,595(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.

(2)       Based on 93,257,524 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 695,235 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Master Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,461,031(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,461,031(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,031(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 24,077 shares of Common Stock, (ii) 1,803,714 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 94,755,163 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 1,803,714 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Stressed Credit Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,461,031(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,461,031(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,461,031(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.

(2)       Based on 94,755,163 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 1,803,714 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Stressed Credit Master Fund, L.P., and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Stressed Credit Master Fund, L.P.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 777,282(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 777,282(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,282(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)
(14)	TYPE OF REPORTING PERSON PN

(1)       Reflects (i) 7,604 shares of Common Stock, (ii) 569,678 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(2)       Based on 93,087,887 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 569,678 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

(1)	NAME OF REPORTING PERSONS Mudrick Opportunity Co-Investment Fund GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 777,282(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 777,282(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,282(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(2)
(14)	TYPE OF REPORTING PERSON OO

(1)       Reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.

(2)       Based on 93,087,887 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 569,678 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Opportunity Co-Investment Fund, L.P.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D (as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 (“Amendment No. 1”) to Schedule 13D filed by the Reporting Persons on August 9, 2023, and relates to the common stock, par value $0.0001 per share (“Common Stock”), of Getaround, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is amended and supplemented as follows:

On September 8, 2023, in connection with the consolidation and refinancing of certain indebtedness and additional borrowing by the Issuer, Mudrick Capital Management L.P. (“MCM”), on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by MCM or its affiliates, entered into a Subscription Agreement, dated as of September 8, 2023, with the Issuer (as amended, the “Subscription Agreement”) and the Issuer repaid in full principal and unpaid accrued interest under the Bridge Note (which maturity date had been extended to 11:59 p.m. on September 8, 2023). Pursuant to the Subscription Agreement, which is further described under Item 6 of this Amendment No. 2, the Issuer will use reasonable best efforts to make certain adjustments to the “Conversion Rate” (as set forth in the Base Indenture, as defined under Item 6 of this Amendment No. 2), including: (a) adjust the conversion rate to 500 shares of common stock of the Issuer per $1,000 principal amount of the Convertible Notes by entering into a supplemental indenture to the Base Indenture with the trustee; and (b) if the Borrower has not, by January 31, 2024, under certain circumstances (including obtaining financing or proceeds from the settlement of litigation), repaid in full all principal and unpaid accrued interest under the September 2023 Note (as defined under Item 6 of this Amendment No. 2) to MCM, a further adjustment of the conversion rate to 4,000 shares of common stock per $1,000 principal amount of the Convertible Notes by entering into a supplemental indenture to the Base Indenture with the trustee thereunder. In connection with the foregoing, pursuant to the Subscription Agreement, the Issuer will hold a special meeting of stockholders as soon as reasonably practicable (but no later than January 31, 2024) to approve the foregoing conversion rate adjustments, and it sought and obtained stockholder voting and support agreements from stockholders of the Issuer beneficially owning at least a majority of the outstanding shares of its Common Stock (not including MCM or any other Reporting Person) that are entitled to vote at such special meeting of stockholders.

.

The Subscription Agreement provides that, by October 27, 2023, the Issuer must have (i) taken specific steps to obtain a meaningful junior debt or equity investment to fund its operations or either sell all or substantially all of the Issuer and (ii) be engaged with at least one prospective counterparty in a manner that could be reasonably expected to yield a term sheet or letter of intent to acquire or invest in the Issuer as determined in the good faith, reasonable judgment of MCM. MCM expects to continue to discuss with the Issuer various options relating to satisfying these requirements under the Subscription Agreement, including with respect to potential transactions for the Issuer. The Reporting Persons or their affiliates may participate in any such transactions or any other transactions that may be undertaken by the Issuer.

Item 5. Interest in Securities of the Company.

This Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The responses set forth in rows 7 through 13 of the cover pages to this Schedule 13D are incorporated by reference into this Item 5. Such responses are provided as of the date of this Amendment No. 2.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) The Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

On September 8, 2023, pursuant to the Subscription Agreement and a form of global note attached thereto, the Issuer issued and sold to MCM a super priority note with an aggregate amount of up to $15,040,685 (the “September 2023 Note”). The September 2023 Note accrues interest payable monthly, in kind, and beginning on October 15, 2023, at a rate of 15.00% per annum. Upon the occurrence, and during the continuation, of an Event of Default (as defined in the September 2023 Note), an additional 2.00% will be added to the stated interest rate. The September 2023 Note will mature on August 7, 2024 (the “Maturity Date”), unless earlier redeemed or repurchased. The Issuer may prepay the September 2023 Note at any time prior to the Maturity Date, and subject to the following exception, must prepay the balance of the Note with (a) 100% of the net proceeds of any sale, or similar disposition, of the Issuer or any of its subsidiaries and (b) 50% of the net proceeds received prior to, and 100% of the net proceeds received on or after, January 31, 2024 from (1) issuances of the Issuer’s capital stock (excluding intra-company issuances) or issuances of Issuer debt by the Issuer or any of its subsidiaries. The mandatory prepayments set forth above do not apply to the first $10.0 million of net proceeds received by the Issuer.

The Note is a senior secured obligation of the Issuer, guaranteed by certain of its subsidiaries and secured by collateral consisting of substantially all of the assets of the Issuer and its subsidiary guarantors. Subject to limited exceptions, the September 2023 Note will rank senior in lien priority to all outstanding and future indebtedness of the Issuer, including the Issuer’s 8.00% / 9.50% Convertible Senior Secured PIK Toggle Notes due 2027 (the “Convertible Notes”), which are held by the Reporting Persons.

The foregoing description of the Subscription Agreement (including the form of September 2023 Note attached thereto), does not purport to be complete and is qualified in its entirety by the full text of the Subscription Agreement (including the form of September 2023 Note attached thereto). A copy of the Subscription Agreement (including the form of September 2023 Note attached thereto) is attached to this Report as Exhibit 10.1 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

This Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 5	Subscription Agreement, dated as of September 8, 2023, by and between Getaround, Inc. and Mudrick Capital Management L.P. (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2023

/s/ Jason Mudrick Jason Mudrick

Mudrick Capital Management, L.P. By: Mudrick Capital Management, LLC its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Capital Management, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

Mudrick Distressed Opportunity Drawdown Fund II GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND, L.P. By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY 2020 DISLOCATION FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND, L.P. By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY SIF MASTER FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT MASTER FUND, L.P. By: Mudrick Stressed Credit Fund GP LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK STRESSED CREDIT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND, LP By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK OPPORTUNITY CO-INVESTMENT FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member